Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	Country or Jurisdiction
Guidewire Software Pty Ltd. (Aus)	Australia
Guidewire Software Services Ltda	Brazil
Guidewire Canada Ltd.	Canada
Guidewire Software (Beijing) Co. Ltd.	China
Guidewire Software France SAS	France
Guidewire Software GmbH	Germany
Guidewire Software Asia Ltd. (HK)	Hong Kong
Guidewire Software (Ireland) Ltd.	Ireland
Guidewire Software Technology Ltd.	Ireland
Guidewire Software Italy SRL.	Italy
Guidewire Software Japan KK	Japan
Guidewire Software Poland Sp. Z o.o.	Poland
Guidewire Software (Spain) SL	Spain
Guidewire Software (Switzerland) GmbH	Switzerland
Guidewire Software Ltd. (UK)	United Kingdom
EagleEye Analytics (UK)	United Kingdom
Millbrook, Inc.	United States
Advanced Field Services	United States
EagleEye Analytics, Inc.	United States